FILED VIA EDGAR

April 19, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       AOG Institutional Fund

File Nos. 811-23764 and 333-265783

            (the “Fund”)

Ladies and Gentlemen:

On behalf of the Fund, a Delaware statutory trust, we are filing today, pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 4 to the Fund’s Registration Statement pursuant to the 1933 Act (File No. 333-265783) and Amendment No. 7 to the Fund’s Registration Statement pursuant to the 1940 Act (File No. 811-23764) on Form N-2 (the “Amendment”) to redesignate the existing shares of beneficial interest of the Fund as “Class I Shares” and to register a new share class of the Fund, “Class A Shares.”

If you have any questions or comments concerning the Amendment, please contact Martin Dozier at (404) 881-4932.

Very truly yours,

/s/ Jesse D. Hallee

Jesse D. Hallee

Senior Vice President and Associate General Counsel

cc:       Martin Dozier, Esq.

Frederick Baerenz